UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

LIANHE SOWELL INTERNATIONAL GROUP LTD
(Exact name of registrant as specified in its charter)

15th Floor, Sannuo Smart Building,

No. 3388 Binhai Ave, Binhai Community,

Nanshan District, Shenzhen, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

Announcement of Extraordinary General Meeting Result

Lianhe Sowell International Group Ltd., a Cayman Islands company (the “Company”), held an extraordinary general meeting (the “Meeting”) of shareholders on November 6, 2025, at 10:00pm Eastern Time (or November 7, 2025, at 11:00am Beijing time), in a hybrid-meeting format. In-person participants will be able to attend the Meeting at 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, Nanshan District, Shenzhen, China, and virtually by teleconference. Holders of a total of 36,784,468 ordinary shares out of a total of 52,000,000 ordinary shares issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of more than a majority of the shares outstanding and entitled to vote at the Meeting as of the record date of September 8, 2025 was reached. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

1. Re-Designation and Re-Classification of Shares

At the Meeting, the vote to approve by way of an ordinary resolution, that (a) the currently issued 52,000,000 ordinary shares of the Company, par value of US$0.0001 per share, be and are re-designated and re-classified into Class A ordinary shares of the Company, par value of US$0.0001 per share (the “Class A Ordinary Shares”), on a one for one basis, (b) the remaining authorised but unissued ordinary shares of the Company, par value of US$0.0001 per share, be and are re-designated and re-classified into (i) 398,000,000 Class A Ordinary Shares on a one for one basis and (ii) 50,000,000 Class B ordinary shares of the Company, par value of US$0.0001 per share, with 100 votes per share (the “Class B Ordinary Shares”) on a one for one basis, and (c) such that the authorised share capital of the Company shall become US$50,000 divided into: (i) 450,000,000 Class A Ordinary Shares of a par value of US$0.0001 each; and (ii) 50,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, was as follows:

FOR	AGAINST	ABSTAIN
36,777,934	6,534	0

2. Adoption of the Amended M&A

At the Meeting, the vote to approve by way of a special resolution, the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Annex A to this notice (the “Amended M&A”) in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect (the “Current M&A”), was as follows:

FOR	AGAINST	ABSTAIN
36,777,980	6,488	0

3. Issue of Shares

At the Meeting, the vote to approve by way of an ordinary resolution, the issuance of 400,000 Class B Ordinary Shares to Lianyue Holding Limited and 600,000 Class B Ordinary Shares to Patton Holding Group Limited, with each Class B Ordinary Share to be issued at par value, was as follows:

FOR	AGAINST	ABSTAIN
36,777,929	6,539	0

Upon the approval of the proposals, the Company intends to file the Amended M&A with the Cayman Islands Register of Companies on November 7, 2025.

On November 7, 2025, the Company issued a press release announcing the result of the Meeting.

A copy of this press release is attached hereto as Exhibit 99.1.

Exhibits

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association.
99.1	Press Release, dated November 7, 2025.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lianhe Sowell International Group Ltd

Date: November 7, 2025	By:	/s/ Yue Zhu
Yue Zhu Chief Executive Officer

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